                SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.  20549


                      -----------------------


                             FORM 11-K


           X   Annual Report Pursuant to Section 15(d) of the
          ---  Securities Exchange Act of 1934 (Fee Required)

                                or

               Transition Report Pursuant to Section 15(d) of
          ---  the Securities Exchange Act of 1934 (no fee required)
               for the transition period from             to          .
                                             -----------    -----------

            For the fiscal year ended December 31, 1993

                   Commission file number 0-3021


                      -----------------------


          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN


                   THE ST. PAUL COMPANIES, INC.
                       385 WASHINGTON STREET
                    ST. PAUL, MINNESOTA  55102

         (Full title of the Plan and address of the Plan)

                     -------------------------


                   THE ST. PAUL COMPANIES, INC.
                       385 WASHINGTON STREET
                    ST. PAUL, MINNESOTA  55102

             (Name and address of principal executive offices of the issuer of the securities)

                    --------------------------

                       REQUIRED INFORMATION
                       --------------------


The St. Paul Companies, Inc. Savings Plus Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and Schedules                             Page
- ----------------------------------                             ----

Independent Auditors' Report. . . . . . . . . . . . . . . . .   3

Statements of Net Assets Available
 for Plan Benefits. . . . . . . . . . . . . . . . . . . . . .   4

Statements of Changes in Net Assets
 Available for Plan Benefits. . . . . . . . . . . . . . . . .   5

Notes to Financial Statements . . . . . . . . . . . . . . . .  6-18

Schedule of Assets Held for Investment Purposes . . . . . . .  19

Schedule of Reportable Transactions . . . . . . . . . . . . .  20

                   INDEPENDENT AUDITORS' REPORT
                   ----------------------------

Employee Benefit Plan Trust Committee
The St. Paul Companies, Inc. Savings Plus Plan:

We have audited the accompanying statements of net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan at December 31, 1993 and 1992, and the changes in the net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


                                       /s/ KPMG PEAT MARWICK
                                           -----------------
                                           KPMG PEAT MARWICK
Minneapolis, Minnesota
May 6, 1994

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

       Statements of Net Assets Available for Plan Benefits

                    December 31, 1993 and 1992

                                                   1993          1992
                                                   ----          ----
     Assets:
       Investments:
         Common stock of The St. Paul
           Companies, Inc.                   $ 36,526,333   $ 34,337,842
         Interest income contracts             99,883,068    111,748,680
         Wellesley Income Fund                 25,336,506     18,099,021
         Mellon Stock Funds                    24,555,500     21,324,203
         Twentieth Century Ultra Fund          28,557,229     20,202,945
         Participant loans                     16,960,061     15,989,227
         Short-term investments                16,013,143        590,673
                                              -----------    -----------
               Total investments              247,831,840    222,292,591

       Accrued dividends receivable               284,473        303,243
       Other                                        3,512              -
                                              -----------    -----------
               Total assets                   248,119,825    222,595,834
                                              -----------    -----------

     Liabilities:
       Bank overdraft                             663,634        831,742
       Forfeitures payable                          3,408          7,266
                                              -----------    -----------
               Total liabilities                  667,042        839,008
                                              -----------    -----------

     Net assets available for plan benefits  $247,452,783   $221,756,826
                                              ===========    ===========









     See accompanying notes to financial statements.

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits

              Years ended December 31, 1993 and 1992

                                                     1993        1992
                                                     ----        ----
     Contributions:
       Participating companies
         (salary conversion)                   $ 17,725,722  $ 16,824,734

     Investment income:
       Interest                                   9,578,596     9,865,812
       Dividends                                  3,463,662     3,022,584
       Realized and unrealized investment
         gains, net                              12,806,292     3,821,331
                                                -----------   -----------
         Total investment income                 25,848,550    16,709,727

     Transfers from other plans                   7,509,982     1,175,848
                                                -----------   -----------
         Total additions                         51,084,254    34,710,309
                                                -----------   -----------
       Retirement and termination distribution
         benefits and withdrawals:
       Paid to participants
         in cash                                 24,109,162    10,294,458
       Common stock distributed,
         at market value                          1,204,580       732,944
       Forfeitures                                   74,555        88,744
                                                -----------   -----------
         Total deductions                        25,388,297    11,116,146
                                                -----------   -----------

         Change in net assets available
           for plan benefits                     25,695,957    23,594,163

     Net assets available for plan benefits:
       Beginning of year                        221,756,826   198,162,663
                                                -----------   -----------
       End of year                             $247,452,783  $221,756,826
                                                ===========   ===========

     See accompanying notes to financial statements.

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                   Notes to Financial Statements

     (1)Description of the Plan
         -----------------------

         (a)  General Provisions
              ------------------

         The St. Paul Companies, Inc. Savings Plus Plan (Plan) is a defined contribution plan which provides retirement and other benefits to eligible employees of participating companies. The St. Paul Companies, Inc. (Company) and its subsidiaries, St. Paul Fire and Marine Insurance Company, The St. Paul Insurance Company of Illinois, St. Paul Indemnity Insurance Company, The Swett & Crawford Group Inc., Reinsurance Facilities Corporation, St. Paul Reinsurance Management Corporation, Seaboard Surety Company, Minet, Inc. and Intere Intermediaries, Inc. (as of January 1, 1993) currently participate in the Plan. The Company administers the Plan and is also the Trustee.

         The following brief description of the Plan is provided for general information purposes. Participants should refer to the Plan document for more complete information.

         (b)  Participation, Vesting and Forfeitures
              --------------------------------------

         All employees of participating companies with one year of service, as defined by the Plan, are eligible to participate. Participants are 100% vested in their contributions and related earnings. Participants become vested in matching Company contributions at the rate of 20% after two years of service, increasing 20% per year of additional service and are 100% vested after six years of service. Non-vested matching Company contributions are forfeited by terminating participants. Forfeitures can be used to restore accounts, pay Plan administrative expenses or offset matching Company contributions or salary conversion contributions.
         Upon termination of the Plan or change in control of the company, participant account balances would vest in full.

         (c)  Contributions
              -------------

         Participants may elect to have their employer make salary conversion (pre-tax) contributions to the Plan on their behalf under Section 401(k) of the Internal Revenue Code. Salary conversion contributions are currently limited to 10% of employees' annual base salary.

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     (1) Description of the Plan (continued)
         -----------------------------------
         (c) Contributions (continued)
             -------------------------
         Participating companies made matching contributions of 50 cents for every dollar of participant salary conversion contributions up to 6% of their base salary until June 30, 1990. Beginning July 1, 1990 the matching contributions to the Plan were replaced with contributions to The St. Paul Companies, Inc. Savings Plus Preferred Stock Ownership Plan of 60 cents for every dollar of participant salary conversion contributions up to 6% of salary.

         (d)  Investment Funds
              ----------------
         The Plan currently calls for the maintenance of five separate investment funds as described below:

         Fund A - Company Stock Fund
         ------
                To be invested in shares of common stock of The
                St. Paul Companies, Inc., up to a maximum of 10% of the Company's outstanding common stock.

         Fund B - Balanced Investment Fund
         ------
                To be invested in an investment fund which invests in common stock, corporate and government fixed income securities and cash equivalents.

                The Plan trustee has selected the Wellesley Income Fund, a mutual fund which is a member of The
                Vanguard Group of Investment Companies, as the underlying investment for Fund B.

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     (1) Description of the Plan (continued)
         -----------------------------------
         (d)  Investment Funds (continued)
             ----------------------------
         Fund C- Interest Income Fund
         ------
                  To be invested in deposit administration group annuity contracts issued by banks or insurance companies. The Plan trustee has selected interest income contracts offered by various companies as listed in Note 4.

                  Starting in 1994, new monies directed to this fund and proceeds from maturing contracts of this fund will all be invested in the Fidelity Intermediate Bond Fund, a mutual fund which invests in investment grade fixed income obligations of three to ten year maturities.

         Fund D- Diversified Equity Fund
         ------
                  To be invested in investment funds which invest primarily in common stocks and cash equivalents.

                  The Plan trustee has selected the Mellon Stock Funds, which invest in stock trusts managed by Mellon Capital Management Corporation, a subsidiary of Mellon Bank, as the underlying investment for Fund D.

         Fund E- Aggressive Equity Fund
         ------
                  To be invested in an investment fund which invests in common stocks of companies that commonly are considered emerging or high growth corporations.

                  The Plan trustee has selected the Twentieth
                  Century Ultra Fund, a common stock mutual fund of Twentieth Century Investors, Inc. as the underlying investment for Fund E.

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     (1) Description of the Plan (continued)
         -----------------------------------
         (d) Investment Funds (continued)
             ----------------------------

         Participants may elect to have their participating company salary conversion contributions invested in these funds in 5% multiples as they choose and may also transfer their balances monthly within these funds.

         Investment income is allocated monthly to participant accounts on the basis of each participant's respective share of the assets of each applicable fund.

         (e) Distributions
             -------------
         Distribution of benefits from the Plan is made upon retirement, permanent total disability, death or employment termination. Distributions from Fund A may be made either in shares of common stock of The St. Paul Companies, Inc., cash or any combination thereof at the discretion of the participant. Distributions are based on a participant's share of the market value of the assets in the applicable funds at the end of the month when the distribution occurs. Benefits paid for 1993
         were significantly higher than 1992   because of an early
         retirement program offered by the Company.

         Participants are permitted withdrawals from their share of company matching and salary conversion contributions for financial hardship reasons, as defined by the Plan.

         (f) Participant Loans
             -----------------
         Participants may request to receive as a loan from the Plan up to 50% of their vested account balance subject to a minimum of $500 and a maximum of $50,000. Loans are made at current prime interest rate plus 1/2% and must be repaid by payroll deduction over a maximum period of five years.

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     (1) Description of the Plan (continued)
         -----------------------------------
         (g) Tax Status
             ----------
         The Internal Revenue Service has issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Since the receipt of the determination letter, certain Plan amendments have been made. It is the opinion of the Company that the Plan continues to qualify under Section 401(a) of the Internal Revenue Code.

         Company matching contributions invested in the Plan and salary conversion contributions invested in the Plan for participants by their employers are not taxed to the participant until received as a distribution from the Plan. Any appreciation of shares of common stock of The St. Paul Companies, Inc. distributed to a participant is not taxed until the participant disposes of such shares. Under certain circumstances a distribution may be subject to excise taxes of 10% or 15% in addition to normal income tax.

         Plan loans to participants are generally not considered taxable income.

         Taxes on rollover transfers are deferred until the rollover amounts are received as a distribution from the Plan.

         (h)  Plan Termination
              ----------------

         Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time. Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     (2) Significant Accounting Policies
         -------------------------------
         The accompanying Plan financial statements are presented on an accrual basis.

         The investment in common stock of The St. Paul Companies, Inc. and in shares or units of investment funds are carried at market value, based on published market quotations. Realized gains or losses on sales of these investments and the change in unrealized appreciation or depreciation in market value of these investments are presented in total in the statements of changes in net assets available for plan benefits. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade date basis.

         The investment in interest income contracts is carried at the contract value of contributions made plus interest at the contract rate less withdrawals for benefits paid.

         Participant loans are carried at unpaid principal amounts plus accrued interest.

         Short-term investments are carried at amortized cost which approximates market value.

         Interest and dividends on investments, contributions and benefits payable are recorded on the accrual basis.

         A portion of administrative expenses of the Plan, including trustee, audit and investment fees, is paid by the Company and not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures and are shown as such in the accompanying statements of changes in net assets available for plan benefits. Plan forfeitures not used to pay administrative expenses but used to offset company matching contributions or salary conversion contributions are also shown as forfeitures.

         Certain amounts in the 1992 financial statements have been reclassified to conform to the 1993 presentation.

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     (3) Investment in Common Stock of The St. Paul Companies, Inc.
         ---------------------------------------------------------
         Information regarding the Plan's investment in common stock of The St. Paul Companies, Inc. follows:
                                                 December 31,
                                           -----------------------
                                              1993          1992
                                              ----          ----
          Number of shares owned           406,390       445,946
          Percent of total shares
            outstanding                         1%            1%
          Market value per share       $     89.88   $     77.00
          Average cost per share             30.79         29.67

          Total cost of shares owned   $12,514,592   $13,230,473
          Unrealized appreciation       24,011,741    21,107,369
                                        ----------    ----------

           Total market value of shares
                owned                  $36,526,333   $34,337,842
                                        ==========    ==========
              Dividend income for the
                year                   $ 1,128,234   $ 1,208,820
                                        ==========    ==========

     (4) Investment in Interest Income Contracts
         ---------------------------------------
         Information regarding the Plan's investment in interest
         income contracts follows:
                                                       December 31,
                                                  ------------------------
         Company         Contract Terms              1993          1992
         -------         --------------              ----          ----

         John Hancock  -  Deposit of first half
          Life Insurance  1993 cash flow and 50%
                          of first half 1993
                          contract payments
                       -  Initial annual interest
                          rate of 6.74% and reset
                          every six months
                       -  Repayment on
                          June 30, 1997          $10,705,385           -

        Protective Life - Deposit 50% of first
          Insurance       half 1993 contract
                          payments
                       -  6.48% annual interest
                          rate
                       -  Repayment on
                          December 31, 1996        9,499,141           -

                THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     (4) Investment in Interest Income Contracts (continued)
         ---------------------------------------------------
                                                          December 31,
                                                      ------------------
         Company         Contract Terms               1993          1992
         -------         --------------               ----          ----
         Provident Life  -  Deposit second half
           and Accident     1993 cash flow and
           Insurance        contract payments
                         -  5.72% annual
                            interest rate
                         -  Repayment on
                            December 31, 1997    10,802,640            -

         New York Life   -  Deposit of 1992
           Insurance        contract payments
                            and 1992 net cash flow
                        -   6.4% annual interest
                            rate
                        -   Repayment of 50% on
                            December 31, 1995 and
                            balance on June 30,
                            1996                 22,836,285    22,361,854

         Prudential Life -  Deposit of 50% of
           Insurance        1991 contract
                            payments and 1991
                            net cash flow to a
                            maximum of $15,500,000
                            (excluding interest)
                        -   8.35% annual interest
                            rate
                        -   Repayment of 50%
                            on June 30, 1994
                            and balance on
                            June 30, 1995        18,507,414    17,798,834

         Metropolitan    -  Deposit of 50% of
           Life Insurance   1991 contract
                            payments
                         -  8.20% annual
                            interest rate
                         -  Repayment on
                            December 31, 1993             -    15,387,821

         Seafirst        -  Deposit of 1989
           National Bank    net cash flow
                         -  9.76% annual
                            interest rate
                         -  Repayment of 50%
                            on December 31, 1991
                            and balance on
                            December 31, 1992            -     18,589,516

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     (4) Investment in Interest Income Contracts (continued)
         ---------------------------------------------------
                                                         December 31,
                                                   -----------------------
         Company         Contract Terms               1993          1992
         -------         --------------               ----          ----

         Northwestern    -  Deposit of 1990
           National Life    contract payments
           Insurance     -  8.6% annual
                            interest rate
                         -  Repayment of 50%
                            on June 30, 1993
                            and balance on
                            June 30, 1994       11,673,981     22,400,551

         Allstate Life   -  Deposit of 1990
           Insurance        net cash flow
                         -  8.62% annual
                            interest rate
                         -  Repayment on
                            December 31, 1994   15,858,222     15,210,104

                                               -----------    -----------

         Total contract balance                $99,883,068   $111,748,680
                                               ===========    ===========

         Interest income for the year          $ 8,309,736   $  8,556,648
                                               ===========    ===========

         On December 31, 1993 the Plan temporarily invested $14,500,000 of the maturity payment from the Metropolitan Life contract in short-term investments.

         The Plan trustee subsequently selected the Fidelity Intermediate Bond Fund for investment of the above short-term investment and all future interest income fund contract maturities and cash flow.

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     (5)   Investment in Wellesley Income Fund
           -----------------------------------
           Information regarding the Plan's investment in shares of the Wellesley Income Fund follows:
                                                      December 31,
                                                ----------------------
                                                  1993            1992
                                                  ----            ----
                Number of shares owned       1,316,866         996,642
                Market value per share     $     19.24    $      18.16
                Average cost per share           17.29           16.56

                Total cost of shares owned $22,770,477    $ 16,506,213
                Unrealized appreciation      2,566,029       1,592,808
                                            ----------      ----------
                Total market value of
                  shares owned             $25,336,506    $ 18,099,021
                                            ==========      ==========
              Dividend income for the year $ 1,786,389    $  1,302,775
                                            ==========      ==========


     (6) Investment in Mellon Stock Funds
         --------------------------------
         Information regarding the Plan's investment in units of
         the Mellon Stock Funds follows:
                                                    December 31,
                                              -----------------------
                                                  1993           1992
                                                  ----           ----
            Stock Index Fund
              Number of units owned             41,434          40,758
              Market value per unit        $    408.14     $    371.06
              Average cost per unit             323.70          306.77

              Cost of units owned          $13,412,200     $12,503,382
              Unrealized appreciation        3,498,623       2,620,343
                                            ----------      ----------
              Market value of units owned  $16,910,823     $15,123,725
                                            ----------      ----------

            Completion Index Fund
              Number of units owned             21,370          19,730
              Market value per unit        $    357.73     $    314.27
              Average cost per unit             257.68          246.25

              Cost of units owned          $ 5,506,568     $ 4,858,601
              Unrealized appreciation        2,138,109       1,341,877
                                            ----------      ----------
              Market value of units owned    7,644,677       6,200,478
                                            ----------      ----------
            Total market value of
              units owned                  $24,555,500     $21,324,203
                                            ==========      ==========
            Dividend income for the year   $   549,039     $   510,989
                                            ==========      ==========

                 THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

     (7) Investment in Twentieth Century Ultra Fund
         ------------------------------------------
         Information regarding the Plan's investment in shares of the Twentieth Century Ultra Fund follows:

                                                    December 31,
                                              ------------------------
                                                  1993           1992
                                                  ----           ----
          Number of shares owned             1,335,074      1,150,509
          Market value per share           $     21.39    $     17.56
          Average cost per share                 17.39          17.02

          Total cost of shares owned       $23,201,152    $19,578,152
          Unrealized appreciation            5,356,077        624,793
                                            ----------     ----------
          Total market value of
            shares owned                   $28,557,229    $20,202,945
                                            ==========     ==========


     (8) Realized and unrealized investment gains
         ----------------------------------------
        The Plan's net realized and unrealized gains from investments owned, purchased or sold during the years indicated are summarized as follows:

              Investment                          1993           1992
          ---------------------                   ----           ----
          Common stock of The St.
               Paul Companies, Inc.        $ 5,195,602     $1,867,364
          Wellesley Income Fund              1,030,095        124,117
          Mellon Stock Fund                  1,849,311      1,219,752
          Twentieth Century Ultra Fund       4,731,284        610,098
                                            ----------     ----------
             Total                         $12,806,292     $3,821,331
                                            ==========     ==========

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

      (9)  Transfers from Other Plans
           --------------------------
         The Plan allows for rollover transfers to be made to the Plan by employees of participating companies. These rollover transfers are lump-sum distributions from other tax-qualified plans of previous employers which participants elect to have invested in the Plan within sixty days of receipt.

         The Plan also allows for annual diversification transfers to be made to the Plan by certain participants of The St. Paul Companies, Inc.
         Employee Stock Ownership Plan (ESOP). These diversification transfers are cash amounts which ESOP participants elect to have invested in the Plan rather than receive as diversification distributions.

         In 1993, the Plan received the assets of the Intere Intermediaries, Inc. Savings Plan which were transferred into the Plan. Participants of this plan became participants of the Plan effective January 1, 1993.

         The following is a summary of these transfers to the Plan in 1993 and 1992:

                                                   1993          1992
                                                   ----          ----
          Rollover transfers                 $2,022,789    $1,051,391
          ESOP diversification transfers        114,311       124,457
          Intere Intermediaries, Inc. plan
               transfer                       5,372,882             -
                                              ---------     ---------
            Total transfers from other plans $7,509,982    $1,175,848
                                              =========     =========

      (10) Benefits Payable
           ----------------

         At December 31, 1993 and 1992, benefits payable to plan participants, which will be deducted from net assets available for plan benefits when paid, were $766,000 and $13,976,000, respectively. During the fourth quarter of 1992, the Company offered a voluntary early retirement incentive, enabling certain eligible employees to elect early retirement. Benefits payable to these early retirees are included in the 1992 payable amount.

         The accompanying financial statements for 1993 and 1992 differ from Form 5500, as filed with the Internal Revenue Service, as follows:

                                                  1993           1992
                                                  ----           ----
         Net assets available for plan
           benefits per accompanying
           financial statements           $247,452,783   $221,756,826

         Benefits payable                     (766,000)   (13,976,000)
                                           -----------    -----------
           Net assets per Form 5500       $246,686,783   $207,780,826
                                           ===========    ===========

          THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

      (11) Subsequent Events
           -----------------

           1. Effective as of March 1, 1994, the Company appointed State Street Bank and Trust Company as Plan trustee.

           2. Effective as of April 1, 1994, the Plan began daily transaction processing and valuation of participant accounts and began providing a new investment fund, Fidelity International Growth and Income Fund.

          3. The Company's Restated Articles of Incorporation were amended by vote of the shareholders at the 1994 Annual Meeting of shareholders to increase the authorized common shares of the Company from 120 million to 240 million. Subsequent to this action, the Board of Directors approved a 2-for-1 stock split, which will result in the issuance of one additional share of common stock for each outstanding share to shareholders of record on May 17, 1994. It is expected that the additional shares will be issued on June 6, 1994.

              THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                             Schedule 1
                                                             ----------
          Item 27a-Schedule of Assets Held for Investment Purposes

                    Investments at End of Plan Year

                          December 31, 1993


                                                                     Current
    Identity of Issue       Description of Investment     Cost        Value**
- --------------------------- -------------------------  ---------  ------------

*The St. Paul Companies, Inc. Common stock, no par  $ 12,514,592  $ 36,526,333 value, 406,390 shares

 Interest income contracts:
  New York Life Insurance   6.4%, due (50%) 12/31/95  22,836,285    22,836,285
                              & 6/30/96
  Prudential Life Insurance 8.35%, due (50%) 6/30/94  18,507,414    18,507,414
                              & 6/30/95
  Northwestern National Life 8.6%, due 6/30/94        11,673,981    11,673,981
  Allstate Life Insurance   8.62%, due 12/31/94       15,858,222    15,858,222
  John Hancock Life Insurance 6.74% reset semi-       10,705,385    10,705,385
                              annually, due 6/30/97
  Protective Life Insurance 6.48%, due 12/31/96        9,499,141     9,499,141
  Provident Life and
    Accident Insurance      5.72%, due 12/31/97       10,802,640    10,802,640
                                                     -----------   -----------
                                                      99,883,068    99,883,068
                                                     -----------   -----------

 Wellesley Income Fund    1,316,866 mutual
                            fund shares               22,770,477    25,336,506

 Mellon Stock Funds:
  Stock Index Fund          41,434 stock fund units   13,412,200    16,910,823
  Completion Index Fund     21,370 stock fund units    5,506,568     7,644,677
                                                     -----------   -----------
                                                      18,918,768    24,555,500
                                                     -----------   -----------
 Twentieth Century Ultra Fund  1,335,074 mutual
                                fund shares           23,201,152    28,557,229
 Participant loans          Prime plus 1/2%, maximum  16,960,061    16,960,061
                              5 years

 Short-term investments:
   *St. Paul Short-Term Pool 3.35%, due on demand 1,511,835 1,511,835 State Street Bank & Trust
     Fund                     3.11%, due on demand    14,501,308    14,501,308
                                                     -----------   -----------
                                                      16,013,143    16,013,143
                                                     -----------   -----------
   Total investments                                $210,261,261  $247,831,840
                                                     ===========   ===========
  *Party-in-interest
 **For ERISA reporting purposes current value is equal to market value, except for interest income contracts, which are equal to contributions made plus accrued interest at the contract rate less withdrawals for benefits paid and participant loans, which are equal to unpaid principal plus accrued interest.

   See accompanying independent auditors' report.

        THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                             Schedule 2
                                                             ----------
        Item 27d-Schedule of Reportable Transactions*

                 Year Ended December 31, 1993


Identity of Party                                      Current Value
Involved/                                              of the Asset
Description             Purchase  Selling   Cost of on Transaction  Net Gain
 of Asset                Price     Price   the Asset**     Date     or (Loss)
- -----------------       -------- -------- ------------ ------------ ---------

Seafirst National Bank/
Interest income contract:
 Withdrawals          $         18,603,844  18,603,844   18,603,844         -

John Hancock Life Insurance/
Interest income contract:
 Deposits              15,583,000           15,583,000   15,583,000

 Withdrawals                     5,583,000   5,583,000    5,583,000         -

Provident Life Insurance/
Interest income contract:
  Deposits             11,550,000            11,550,000  11,550,000

  Withdrawals                    1,050,000    1,050,000   1,050,000         -

Metropolitan Life Insurance/
Interest income contract:
  Withdrawals                   16,607,613   16,607,613  16,607,613         -

Northwestern National Life/
Interest income contract:
  Withdrawals                   12,115,891   12,115,891  12,115,891         -

State Street Bank and Trust Company/
Short-term investment:
  Deposits             14,500,000            14,500,000  14,500,000





 *No expense incurred with transactions
**For ERISA reporting purposes cost is equal to the market value as of the beginning of the year, except for interest income contracts, which are equal to contributions made plus accrued interest at the contract rate less withdrawals for benefits paid. For assets purchased and sold during the year the cost is equal to the purchase price.





See accompanying independent auditors' report.

                             SIGNATURE
                             ---------


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




June 16, 1994                 THE ST. PAUL COMPANIES, INC.
                                   SAVINGS PLUS PLAN
                                   (The Plan)


                                   By /s/ Bruce A. Backberg
                                      --------------------------
                                      Bruce A. Backberg
                                   Associate General Counsel and
                                   Corporate Secretary of the
                                   Issuer, Member of the Trust
                                   Committee for The St. Paul
                                   Companies, Inc. Savings Plus
                                   Plan